Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

June 3, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hatteras Core Alternatives Fund, L.P.

(File Nos. 333-176623/ 811-21685)

Ladies and Gentlemen:

Filed herewith electronically via EDGAR is an amendment to the registration statement on Form N-2 (the “Registration Statement”) of Hatteras Core Alternatives Fund, L.P. (the “Registrant”). The Registration Statement is being filed pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules thereunder. The purpose of this amendment is to add Morgan Creek Capital Management, LLC as investment co-manager to the Registrant.

Questions and comments may be directed to the undersigned at (215) 988-2996.

Very truly yours,

/s/ Katherine A. Corey
Katherine A. Corey

cc: Joshua B. Deringer